Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-268948

Redwood Private Real Estate Debt Fund

Supplement dated August 20, 2026 to the

Prospectus, dated April 30, 2026

Effective immediately, the following replaces the section entitled "Repurchase Procedures – Oversubscribed Repurchase Offers” on page 48 of the Prospectus:

Oversubscribed Repurchase Offers

If Shareholders tender for repurchase more than the Repurchase Offer Amount for a given repurchase offer, the Fund may, but is not required to, repurchase an additional amount of Shares not to exceed 2% of the outstanding Shares of the Fund on the Repurchase Request Deadline. If the Fund determines not to repurchase more than the Repurchase Offer Amount, or if Shareholders tender Shares in an amount exceeding the Repurchase Offer Amount plus 2% of the outstanding Shares on the Repurchase Request Deadline, the Fund will repurchase the Shares on a pro rata basis. However, the Fund may accept all Shares tendered by persons who own, beneficially or of record, an aggregate of less than one hundred shares and who tender all of their Shares, before prorating Share tenders by others.

If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests.

There is no assurance that you will be able to tender your Shares when or in the amount that you desire.

Please keep this Supplement for future reference.